EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three	For the Six
	Months Ended	Months Ended
	June 30, 2012	June 30, 2012

Earnings before income taxes	$1,450	$2,588

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(20)	(50)
Dividends from less than 50% owned affiliates	55	55
Fixed charges	475	1,072
Interest capitalized, net of amortization	(1)	–

Earnings available for fixed charges	$1,959	$3,665

Fixed charges:
Interest incurred:
Interest expense	$445	$1,013
Capitalized interest	1	1

	446	1,014
Portion of rent expense deemed to represent interest factor	29	58

Fixed charges	$475	$1,072

Ratio of earnings to fixed charges	4.1	3.4